

December 12, 2012

<u>Via E-mail</u>
Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278

> **Re:** **Interactive Intelligence Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Quarterly Period ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 000-54450**

Dear Mr. Head:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 2

1.   The transcript of your Earnings Conference Call for the third quarter of 2012 mentions that "there are often quarterly fluctuations in geographic performance." With a view to material disclosure in your next Form 10-K filing, please tell us whether your business is seasonal and if it is, what consideration you gave to providing the disclosure required by Item 101(c)(1)(v) of Regulation S-K.

Consolidated Financial Statements

Balance Sheets, page 35

2.   Please tell us what consideration you gave to separately present items classified within your "accounts payable and accrued liabilities" caption for any item in excess of 5 percent of total current liabilities. We refer you to Rule 5-02 (19) and (20) of Regulation S-X.

Liquidity and Capital Resources, page 42

3.   In future filings, please revise your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 54

4.   We note that your investments are classified as available-for-sale. Please tell us what consideration you gave to providing all of the disclosures as outlined in ASC 320-10-50. This disclosure also applies to your interim financial statements as noted in paragraph ASC 320-10-50-1A. In addition, describe how you evaluate whether a decline in market value of securities below cost is other than temporary.

Note 5-Stock-based compensation, page 60

5.   Tell us why you believe that estimating the expected term using the simplified method is appropriate. We refer you to SAB Topic 14(D)2 and ASC 718-10-55-32. Explain why you do not have sufficient historical data to estimate the expected term. In addition, confirm that this method is only being used for plain-vanilla stock options as defined in SAB Topic 14.

Item 11. Executive Compensation, page 62

6.   Refer to the disclosure under Company Performance Bonus beginning on page 18 of your Schedule 14A that you incorporate by reference. In future filings, please disclose how you calculate the non-GAAP financial measure that you use to determine performance bonuses, as required by Instruction 5 to Item 402(b) of Regulation S-K. In addition,

disclose the quarterly margins on which you based your compensation decisions and how the specific bonus amounts were determined. Your revised disclosure should also clarify how you determine the bonus amounts to be paid when the threshold non-GAAP operating margin is achieved and when it is exceeded. In addition, revise the Grants of Plan-Based Awards table to include the threshold amounts.

Note 10 – Segment Disclosures, page 69

7.   Tell us what consideration you gave to disclosing the revenue by geographic area or country instead of only disclosing amounts for non-North America revenues. See ASC 280-10-50-41. That is, identifying only non-North American revenue appears to be too broad of an area. Also, expand your disclosure to disclose revenues attributed to your country of domicile.

Note 12 – Acquisitions, page 70

8.   We note your disclosure that the purchase price allocation for each of your acquisitions was based on a third-party valuation report. Please describe what consideration you gave to Question 141.02 of the Compliance and Disclosure Interpretations: Securities Action Sections as issued by the Division of Corporation Finance.

Form 10-Q for the Quarterly Period ended September 30, 2012

Note 8 – Income Taxes, page 16

9.   Please describe the nature of the discrete items that are impacting the estimated annual effective tax rate for the interim periods ending September 30, 2012. Explain why these items are discrete to an interim period. In addition, please explain why you calculated your effective tax rate based on year-to-date results as opposed to estimating your annual effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, at (202) 551-3286 or Matthew Crispino, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief